Exhibit 12.1

CA, Inc.

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Fiscal Year					Q1
	2008	2009	2010	2011	2012	2013

Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	$762	$1,049	$1,152	$1,209	$1,354	$370

Add: Fixed charges	248	191	156	121	123	25

Total earnings available for fixed charges	$1,010	$1,240	$1,308	$1,330	$1,477	$395

Fixed charges:

Interest expense(1)	$169	$130	$102	$68	$64	$16
Interest portion of rental expense	79	61	54	53	59	9

Total fixed charges	$248	$191	$156	$121	$123	$25

RATIOS OF EARNINGS TO FIXED CHARGES	4.07	6.49	8.38	10.99	12.01	15.80

Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness